SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

SUPERTEX, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

868532102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	868532102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rima Senvest Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

253,955

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

253,955

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,955

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	868532102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard Mashaal

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

253,955

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

253,955

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,955

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	868532102

Item 1.	(a).	Name of Issuer:

SUPERTEX, INC.

	(b).	Address of issuer's principal executive offices:

1235 Bordeaux Drive Sunnyvale, California 94089

Item 2.	(a).	Name of person filing:

Rima Senvest Management, LLC Richard Mashaal

	(b).	Address or principal business office or, if none, residence:

Rima Senvest Management, LLC 110 East 55th Street Suite 1600 New York, New York 10022 Richard Mashaal c/o Rima Senvest Management, LLC 110 East 55th Street Suite 1600 New York, New York 10022

	(c).	Citizenship:

Rima Senvest Management, LLC – Delaware Richard Mashaal - Canada

	(d).	Title of class of securities:

Common Stock, no par value

	(e).	CUSIP No.:

868532102

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Rima Senvest Management, LLC - 253,955 Richard Mashaal – 253,955

	(b)	Percent of class:

		Rima Senvest Management, LLC – 2.1% Richard Mashaal – 2.1%

	(c)	Number of shares as to which the person has:

		Rima Senvest Management, LLC:

		(i)	Sole power to vote or to direct the vote	0	,

		(ii)	Shared power to vote or to direct the vote	253,955	,

		(iii)	Sole power to dispose or to direct the disposition of	0	,

		(iv)	Shared power to dispose or to direct the disposition of	253,955	.

		Richard Mashaal:

		(i)	Sole power to vote or to direct the vote	0	,

		(ii)	Shared power to vote or to direct the vote	253,955	,

		(iii)	Sole power to dispose or to direct the disposition of	0	,

		(iv)	Shared power to dispose or to direct the disposition of	253,955	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

This Final Amendment reflects that as of December 31, 2011, each Reporting Person owned less than 5% of the Common Stock of the Issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

RIMA SENVEST MANAGEMENT, LLC*

By:	/s/ George Malikotsis
George Malikotsis
Vice President

RICHARD MASHAAL*

By:	/s/ Richard Mashaal
(signature)

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing on Amendment No. 2 to Schedule 13G for the Common Stock, no par value per share of SUPERTEX, INC.

Dated: February 14, 2012

RIMA SENVEST MANAGEMENT, LLC

By:	/s/ George Malikotsis
George Malikotsis
Vice President

RICHARD MASHAAL

By:	/s/ Richard Mashaal
(signature)

SK 01780 0001 1264183